210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Third Quarter 2010 Results

CALGARY, AB, November 10, 2010 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the quarter ended September 30, 2010.

“We are excited to be conducting our first Phase 3 study,” said Dr. Brad Thompson, President and CEO of Oncolytics.  “Moving into the fourth quarter the Company’s fundamentals remain strong and we are well positioned to execute on our clinical strategy in 2011 and beyond.”

Selected Highlights
Since July 1, 2010 the Company has announced:

Clinical Program
•
Receipt of a No Objection Letter from Health Canada to conduct the Company’s Phase 3 trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers at centres in Canada;

•
A randomized Phase 2 trial of weekly paclitaxel versus weekly paclitaxel with REOLYSIN in patients with persistent or recurrent ovarian, fallopian tube or primary peritoneal cancer to be conducted by the Gynecologic Oncology Group (GOG). The Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis, U.S. National Cancer Institute (NCI), which is part of the National Institutes of Health, will sponsor the trial under its Clinical Trials Agreement with Oncolytics;

•
A presentation of interim data from a U.K. translational clinical trial investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases. The researchers concluded that reovirus can be successfully delivered specifically to colorectal liver metastases following intravenous administration as a monotherapy and that pre-operative treatment was safe, suggesting that application of oncolytic viral therapy can be widened to the neoadjuvant setting;

Preclinical Program
•
An abstract, entitled “REOLYSIN induces endoplasmic reticular stress in multiple myeloma and enhances the activity of bortezomib”, indicating that the combination of REOLYSIN and bortezomib significantly reduced tumor burden in both xenograft and syngeneic multiple myeloma mouse models. The authors concluded that REOLYSIN is a promising anticancer agent that displays activity against multiple myeloma alone and in combination with bortezomib and warrants further investigation for the treatment of multiple myeloma and other malignancies;

Intellectual Property
•
Grant of U.S. Patent, No. 7,803,385 entitled "Reoviruses Having Modified Sequences." This is a composition of matter patent that covers the reovirus variant the Company is using in its clinical trial program and expires in 2028; and

Financial
•	Completion of a bought deal financing issuing 6,256,000 units of the Company at a price of $4.60 per Unit for gross proceeds to the Company of approximately $28.77 million.

Oncolytics Biotech Inc.

INTERIM CONSOLIDATED BALANCE SHEETS
(unaudited)
As at,
	September 30, 2010 $	December 31, 2009 $
ASSETS
Current
Cash and cash equivalents	16,098,135	32,448,939
Short-term investments	3,609,874	1,679,937
Accounts receivable	30,791	64,787
Prepaid expenses	499,261	507,408
	20,238,061	34,701,071

Property and equipment	215,032	208,320
Long term investment	684,000	684,000
	21,137,093	35,593,391
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	1,809,914	4,226,933

Shareholders' equity
Share capital
Authorized: unlimited number of common shares
Issued: 61,573,469 (December 31, 2009 – 61,549,969)	131,992,086	131,908,274
Warrants	2,073,441	4,511,441
Contributed surplus	16,551,859	13,734,743
Deficit	(131,290,207)	(118,788,000)
	19,327,179	31,366,458
	21,137,093	35,593,391

Oncolytics Biotech Inc.

INTERIM CONSOLIDATED STATEMENTS OF LOSS
AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending September 30, 2010 $	Three Month Period Ending September 30, 2009 $	Nine Month Period Ending September 30, 2010 $	Nine Month Period Ending September 30, 2009 $	Cumulative from inception on April 2, 1998 to September 30, 2010 $
Revenue
Rights revenue	—	—	—	—	310,000
	—	—	—	—	310,000
Expenses
Research and development	2,500,607	1,954,367	8,901,088	8,006,232	95,039,379
Operating	895,659	736,024	2,978,402	2,703,509	31,597,934
Stock based compensation	397,675	7,982	400,103	28,163	5,593,220
Foreign exchange loss/(gain)	216,859	(16,793)	214,009	42,345	983,152
Amortization – intellectual property	—	—	—	180,750	3,615,000
Amortization – property and equipment	15,981	15,772	45,487	49,612	607,568
	4,026,781	2,697,352	12,539,089	11,010,611	137,436,253
Loss before the following:	4,026,781	2,697,352	12,539,089	11,010,611	137,126,253

Interest income	(17,759)	(3,360)	(36,882)	(24,216)	(6,600,328)
Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Loss before income taxes	4,009,022	2,693,992	12,502,207	10,986,395	132,383,207
Future income tax recovery	—	—	—	—	(1,093,000)
Net loss and comprehensive loss for the period	4,009,022	2,693,992	12,502,207	10,986,395	131,290,207
Basic and diluted loss per share	0.07	0.05	0.20	0.23
Weighted average number of shares (basic and diluted)	61,570,046	49,465,849	61,558,859	46,942,128

Oncolytics Biotech Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending September 30, 2010 $	Three Month Period Ending September 30, 2009 $	Nine Month Period Ending September 30, 2010 $	Nine Month Period Ending September 30, 2009 $	Cumulative from inception on April 2, 1998 to September 30, 2009 $
OPERATING ACTIVITIES
Net loss for the period	(4,009,022)	(2,693,992)	(12,502,207)	(10,986,395)	(131,290,207)
Deduct non-cash items
Amortization – intellectual property	—	—	—	180,750	3,615,000
Amortization – property and equipment	15,981	15,772	45,487	49,612	607,568
Stock based compensation	397,675	7,982	400,103	28,163	5,593,220
Other non-cash items	211,990	—	213,369	—	1,707,706
Net changes in non-cash working capital	(1,582,647)	60,253	(2,374,876)	(1,517,967)	1,279,862
	(4,966,023)	(2,609,985)	(14,218,124)	(12,245,837)	(118,486,851)
INVESTING ACTIVITIES
Capital assets	(8,701)	(1,325)	(52,199)	(4,674)	(875,267)
Purchase of short-term investments	(1,929,937)	—	(1,929,937)	—	(53,026,738)
Redemption of short-term investments	—	—	—	5,846,634	48,998,380
Investment in BCY LifeSciences Inc.	—	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	—	2,532,343
	(1,938,638)	(1,325)	(1,982,136)	5,841,960	(1,906,680)
FINANCING ACTIVITIES
Proceeds from exercise of warrants and stock options	8,825	342,570	62,825	715,835	30,574,103
Proceeds from acquisition of private company	—	—	—	1,800,120	1,800,120
Proceeds from private placements	—	—	—	—	38,137,385
Proceeds from public offerings	—	(59,893)	—	6,112,746	66,320,777
	8,825	282,677	62,825	8,628,701	136,832,385
Increase (decrease) in cash and cash equivalents during the period	(6,895,836)	(2,328,633)	(16,137,435)	2,224,824	16,438,854
Impact of foreign exchange on cash and cash equivalents	(211,990)	—	(213,369)	—	(340,719)
Cash and cash equivalents, beginning of the period	23,205,961	11,983,352	32,448,939	7,429,895	—
Cash and cash equivalents, end of the period	16,098,135	9,654,719	16,098,135	9,654,719	16,098,135

To view the Company’s Third Quarter 2010 Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management’s Discussion and Analysis, please see the Company’s quarterly filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase 3 trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2010 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada: The Equicom Group Nick Hurst 300 – 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	For the United States: The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com